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                              October 26, 2022

       Christopher P. Calzaretta.
       Chief Financial Officer
       Armstrong World Industries, Inc.
       2500 Columbia Avenue
       Lancaster, Pennsylvania 17603

                                                        Re: Armstrong World
Industries, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 8-K
                                                            Furnished February
22, 2022
                                                            File No. 001-02116

       Dear Christopher P. Calzaretta.:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished February 22, 2022

       Exhibit 99.1, page 7

   1. We note on page 9 that the non-GAAP measure, adjusted free cash flow, is reconciled to net cash provided by
operating and investing activities. Please advise how you considered
                                                        Question 102.07 of the
Compliance & Disclosure Interpretations for Non-GAAP Financial
                                                        Measures that states
"free cash flow" is typically calculated as cash flows from operating activities presented in
the statement of cash flows under GAAP, less capital expenditures.

                                                        In addition, we note on
page 7 that disclosed adjusted free cash flow "provides insight into the amount of cash that
the Company generates for discretionary uses, after expenditures for capital investments
and adjustments for acquisitions and divestitures." Please tell us how you considered
Question 102.07 of the Compliance & Disclosure Interpretations for
 Christopher P. Calzaretta.
Armstrong World Industries, Inc.
October 26, 2022
Page 2
         Non-GAAP Financial Measures that states "free cash flow" should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures.
Exhibit 99.1, page 8

2. We note that the non-GAAP measure, adjusted EBITDA, is reconciled to earnings (loss)
         from continuing operations, earnings (loss) before tax, and operating income. Please reconcile adjusted EBITDA to net earnings (net income as presented in the statement of operations under GAAP) in future filings. Refer to Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In addition, please present this GAAP measure with greater or equal prominence to your non-GAAP measure.
Investor presentation for Q2 2022 available from the Company's website, page 15

3. We note the Company presented adjusted EBITDA in the investor presentation. Please also present the most directly comparable GAAP measure in other public disclosure, such as an investor presentation, in the future when a non-GAAP measure is presented in accordance with Regulation G.
Form 10-K for the fiscal year ended December 31, 2022
Item 8. Financial Statements and Supplementary Data
Note 4. Revenue, page 49

4. We note your disclosure of net sales by geographic area on page 48 and net sales by major customer group for each segment on page 49. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 or tell us and disclose why it is impracticable to do so.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629
with any questions.



FirstName LastNameChristopher P. Calzaretta.                  Sincerely,
Comapany NameArmstrong World Industries, Inc.
                                                              Division of
Corporation Finance
October 26, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName